

September 16, 2010

Mr. Wilson Cheung
DNA Systems, Inc.
Room 306, 3rd Floor
Beautiful Group Tower, 77 Connaught Road
Central, Hong Kong

   Re: DNA Systems, Inc.
      Form 10-K for Fiscal Year Ended April 30, 2010
      Filed July 29, 2010
      File No. 333-152679

Dear Mr. Cheung:

   We have reviewed your Form 10-K for the fiscal year ended April 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Item 9A(T). Controls and Procedures, page 19

1. We note your statement on page 20 that management "does not expect that the Company's internal controls will prevent all error and all fraud". Please note that we generally consider "fraud" to involve willful conduct. Please revise your disclosure to delete the portion of your statement that speaks to fraud.

Mr. Wilson Cheung
DNA Systems, Inc.
September 16, 2010
Page 2

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 20</u>

2. Please expand your biographical information for your director to include a discussion
    of the specific experience, qualifications, attributes or skills that led to the conclusion
    that he should serve as a director. See Item 401(e) of Regulation S-K.

<u>Signatures, page 27</u>

3. Please revise your signature page to denote that you are signing pursuant to the
    requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, not the
    Securities Act of 1933. The language on your signature page should match the
    language provided in Form 10-K.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

    Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-
3810 with any questions.

                                            Sincerely,

                                            /s/ Celeste Murphy for
                                            Larry Spirgel
                                            Assistant Director